
July 6, 2015

Samuel P. Smith
President
Ford Credit Auto Receivables Two LLC
One American Road
Dearborn, Michigan 48126

> **Re:** **Ford Credit Auto Receivables Two LLC**
> **Ford Credit Auto Owner Trusts**
> **Amendment No. 2 to**
> **Draft ABS Registration Statement on Form SF-3**
> **Submitted June 26, 2015**
> **CIK No. 0001129987**

Dear Mr. Smith:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement to ABSDrafts@sec.gov as a text-searchable PDF or publicly filing your registration statement on EDGAR. All e-mailed amendment submissions must be accompanied by a marked copy as a text-searchable PDF. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Please note that all draft registration statements, comment letters, and company response letters will be made publicly available on EDGAR after completion of our review and posting may be in advance of your anticipated effective date.

Draft Registration Statement on Form SF-3

Dispute Resolution for Repurchase Requests, page 53

1.   We note the limitations on the time frame for arbitration and the scope of discovery. Please tell us why you believe it is appropriate to include these in the registration

statement and how you determined what provisions to include. The limitations would not permit the relevant parties from determining the appropriate process based on the facts and circumstances of each dispute (e.g., the complexity of the issues raised by the dispute), and these provisions are also not contemplated by our rules. <u>See</u> Section III.B.3(a)(3) of the 2014 Regulation AB II Adopting Release (stating the Commission's belief that with respect to the dispute resolution provision, investors should have access to all options available to resolve a dispute).

Please contact Folake Ayoola, at (202) 551-3673, or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Susan Thomas
        Managing Counsel

        Joseph Topolski
        Katten Muchin Rosenman LLP



Susan J. Thomas
Secretary
Suite 2411
One American Road
Dearborn, MI 48126
(313) 594-9876

July 13, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Katherine Hsu and Folake Ayoola

> **Re:**   **Ford Credit Auto Receivables Two LLC**
> **Ford Credit Auto Owner Trusts**
> **Amendment No. 2 to**
> **Draft ABS Registration Statement on Form SF-3**
> **CIK No. 0001129987**

Ladies and Gentlemen:

On behalf of Ford Credit Auto Receivables Two LLC (the "<u>depositor</u>" or the "<u>registrant</u>"), and in response to the letter dated July 6, 2015 from the staff of the Securities and Exchange Commission to Samuel P. Smith, we submit the following response.

The numbered paragraphs below set forth your comments in italicized text together with our responses. The headings and numbers correspond to the headings and numbered paragraphs in your letter.

<u>Draft ABS Registration Statement on Form SF-3</u>

<u>Dispute Resolution for Repurchase Requests, page 53</u>

1. We note the limitations on the time frame for arbitration and the scope of discovery. Please tell us why you believe it is appropriate to include these in the registration statement and how you determined what provisions to include. The limitations would not permit the relevant parties from determining the appropriate process based on the facts and circumstances of each dispute (e.g., the complexity of the issues raised by the dispute), and these provisions are also not contemplated by our rules. See Section III.B.3(a)(3) of the 2014 Regulation AB II Adopting Release (stating the Commission's belief that with respect to the dispute resolution provision, investors should have access to all options available to resolve a dispute).

> We believe the limitations on timing and discovery are reasonable and appropriate for an arbitration proceeding to resolve a repurchase dispute for receivables in an auto

securitization transaction. In determining the limitations, we considered the complexity of a repurchase dispute given the nature and homogeneity of the auto receivables in our securitizations and the number of representations and warranties that may be disputed. We also considered the average principal balance and relatively short term of the receivables and the short duration of our ABS transactions. We believe these timing and procedural limitations strike an appropriate balance between the potential complexity and size of the dispute and our desire to resolve it in an expedited and cost-effective manner. Furthermore, we consider these limitations appropriate given the historical performance of our securitization transactions and the absence of any repurchase requests. We believe a repurchase dispute is unlikely given our motivation to repurchase a disputed receivable to both mitigate financial cost and any potential reputational risk to us as a frequent ABS issuer.

In our experience, arbitration provisions typically contain similar limitations to create a framework for the proceeding and streamline the process to minimize expenses and business disruption in a way that is beneficial to both parties to the dispute. We believe that these benefits are also consistent with the underlying reasons why parties choose alternative dispute resolution, which is to avoid the time and expense involved in full-scale litigation in the public judicial system. Finally, we note that the arbitration provisions allow the arbitrator to grant additional discovery or extend timing on a showing of good cause or unavoidable delay. This would allow the arbitrator to accommodate the facts and circumstances or complexity of each dispute.

* * * * *

Please call me at (313) 594-9876 if you have any questions about our response letter.

Sincerely,

/s/ Susan J. Thomas

Susan J. Thomas

cc: Samuel P. Smith, Ford Credit Auto Receivables Two LLC
       Joseph P. Topolski, Katten Muchin Rosenman LLP



Susan J. Thomas
Secretary
Suite 2411
One American Road
Dearborn, MI 48126
(313) 594-9876

July 16, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Katherine Hsu and Folake Ayoola

> **Re:** **Ford Credit Auto Receivables Two LLC**
> **Ford Credit Auto Owner Trusts**
> **Amendment No. 2 to**
> **Draft ABS Registration Statement on Form SF-3**
> **CIK No. 0001129987**

Ladies and Gentlemen:

On behalf of Ford Credit Auto Receivables Two LLC, and in response to the letter dated July 6, 2015 from the staff of the Securities and Exchange Commission to Samuel P. Smith, we submitted a written response dated July 13, 2015.

In response to my telephone conversation with Folake Ayoola on July 15, 2015 regarding our written response letter, we confirm that we will revise our disclosure on page 53 to clarify that an arbitrator "may allow additional time <u>on a showing of good cause or</u> due to unavoidable delay."

Please call me at (313) 594-9876 if you have any questions about our response letter or this supplemental response letter.

Sincerely,

/s/ Susan J. Thomas

Susan J. Thomas

cc: Samuel P. Smith, Ford Credit Auto Receivables Two LLC
        Joseph P. Topolski, Katten Muchin Rosenman LLP